MEDIASET

082-04575

12g3-2(b)

RECEIVED

2006 SEP -6 P 1:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

[redacted]

06016569

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st September 2006

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of August.

Please, do not hesitate to contact our offices for any further informations.

PROCESSED

SEP 08 2006

THOMSON FINANCIAL

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Emanuela Bianchi

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 9/6